EXHIBIT 99.2

Bezeq The Israel Telecommunication Corporation Ltd.

("the Company")

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Supplementary Report to Report Concerning the Cancellation of the Corporate Separateness Requirement

Further to the Company’s report of December 23, 2016, which provided precise details of a letter received from the Ministry of Communications, the Company provides notification that following the report and over the course of Friday (December 23, 2016), the director general of the Ministry of Communications clarified to the Company that the amendment of the license with respect to the cancellation of the corporate separateness requirement would be accompanied by a hearing process.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.